February 5, 2024
United States Securities & Exchange Commission

Division of Corporation Finance
Office of Trade & Services
Attn: Valeria Franks
100 F Street, NE
Washington, D.C. 20549

Re: VOXX International Corporation
Form 10-K for Fiscal Year Ended February 28, 2023

Form 10-Q for Fiscal Quarter Ended November 30, 2023
File No. 001-09532

To Ms. Franks:

VOXX International Corporation ("the Company") confirms receipt of your letter dated January 29, 2024 ("the Comment Letter) with respect to the above referenced Form 10-K and Form 10-Q. This letter confirms our telephone conversation with you on February 2, 2024 regarding the Company's request for a ten day extension to respond to the Comment Letter. The Company currently expects to respond to the Comment Letter on or about February 26, 2024.

Please do not hesitate to contact the undersigned by telephone at (631) 231-7750, or by email at mstoehr@voxxintl.com if you have any questions regarding this letter.

Sincerely,

/s/ Charles M. Stoehr

Charles M. Stoehr

Senior Vice President and Chief Financial Officer